

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 28, 2010

Mr. Paul N. Farquhar
Tech/Ops Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

   Re: Tech/Ops Sevcon, Inc.
     Item 4.01 Form 8-K
     Filed September 21, 2010
     File No. 001-09789

Dear Mr. Farquhar:

   We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief